Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2016
Earnings
Income before income taxes	$7,913
Add/(Deduct):
Equity in net income of affiliated companies	(1,342)
Dividends from affiliated companies	852
Fixed charges excluding capitalized interest	2,836
Amortization of capitalized interest	28
Earnings	$10,287

Fixed Charges
Interest expense	$2,719
Interest portion of rental expense (a)	117
Capitalized interest	21
Total fixed charges	$2,857

Ratios
Ratio of earnings to fixed charges	3.6
__________
(a) One-third of all rental expense is deemed to be interest.